Exhibit 11
Earnings Per Share Earnings per Share are calculated as follows:

	For the years ended
	December 31,
(Dollars in thousands except shares and per share data)	2018	2017	2016
Numerator for basic earnings per share:
Net Income from continuing operations	$12,003	$7,575	$8,977
Less: Dividends on preferred stock	489	498	1,128
Net Income from continuing operations available to common shareholders - basic	11,514	7,077	7,849
Net Income from discontinued operations available to common shareholders - basic and diluted	—	—	3,935
Net Income available to common shareholders	$11,514	$7,077	$11,784

Numerator for diluted earnings per share:
Net Income from continuing operations available to common shareholders - basic	$11,514	$7,077	$7,849
Add: Dividends on preferred stock	489	—	—
Add: Interest on subordinated debt (tax effected)	753	—	1,390
Net Income available to common shareholders from continuing operations - diluted	$12,756	$7,077	$9,239

Denominator:
Total average shares outstanding	11,030,984	10,308,738	8,212,021
Effect of dilutive convertible preferred stock	489,625	—	—
Effect of dilutive convertible subordinated debt	837,500	—	1,837,500
Effect of dilutive stock options and restricted stock units	363,894	131,490	19,212
Total diluted average shares outstanding	12,722,003	10,440,228	10,068,733

Earnings per share from continuing operations - basic	$1.04	$0.69	$0.96
Earnings per share from discontinued operations - basic	$—	$—	$0.48
Earnings per common shareholder - basic	$1.04	$0.69	$1.44

Earnings per share from continuing operations - diluted	$1.00	$0.68	$0.92
Earnings per share from discontinued operations - diluted	$—	$—	$0.39
Earnings per common shareholder - diluted	$1.00	$0.68	$1.31

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